Exhibit 3

ALAMOS GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis is for the year ended December 31, 2003 compared with the year ended December 31, 2002. All funds are expressed in United States dollars, except where noted. Information is current to April 20, 2004.

Introduction

The following discussion and analysis of the operating results and financial position of Alamos Gold Inc. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes (the “Financial Statements”), which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 2: Basis of Accounting) in United States dollars. These principles differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP). Differences between GAAP and U.S. GAAP applicable to the Company are described in Note 15 to the Financial Statements. This discussion and analysis may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

Note to U.S. Investors

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations; they are not defined terms under standards in the United States.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission.  “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  The Company has not completed a feasibility study on any of its properties at this time.

Highlights

In February, 2003, a predecessor to the Company (Alamos Minerals Ltd) completed a merger with National Gold Corporation (National), which the Company accounted for as an acquisition. This transaction resulted in a consolidation of ownership of the Salamandra Project (Salamandra), located in Sonora, Mexico. Prior to the merger, the Company had entered into a joint venture agreement with National for the development of Salamandra. In August 2003, the Company completed the placement of 8.5 million units at a price of CDN$1.45 per unit for net proceeds of $8,150,019, after related issue costs. Each unit consists of one common share in the capital of the Company and one-half of a transferable share purchase warrant.

Exploration work on Salamandra continued throughout 2003. The Company noted in a press release issued January 21, 2004 that its new resource model indicates 62.2 million tonnes of ore grading 1.51 grams per tonne at a 0.60 grams per tonne cut-off, for a total of 3,020,000 ounces of contained gold, classified as measured and indicated. A feasibility study to assess the economics of Salamandra has been commissioned and is expected to be out in the second quarter of 2004.

The availability of equity funding to the Company depends, in part, upon investor interest in the gold sector. Management believes the gold price has benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major gold producers, and an increase in positions held by speculators. The price of gold improved from $278 per ounce at December 2001, to $347 per ounce at December 2002, to $417 at December 2003 and stands at $397 on April 20, 2004. At these levels, the price of gold should have a positive impact on the feasibility study for Salamandra. However, it is not possible to forecast future gold price trends, their impact on the feasibility study for Salamandra, or future results from operations.

MDA - 1

Merger

A predecessor of the Company (Alamos Minerals Ltd) merged with National pursuant to a share exchange agreement, whereby the former shareholders of the predecessor company received one new share for each two shares held, and National shareholders received one new share for each 2.352 shares held in National. The Company accounted for the merger as an acquisition of National. The Company assumed all the assets and liabilities of the merged companies, effective February 2003 and continued to carry on the business of both predecessor companies. The composition of the board and management reflected nominations from both companies.

Operating Activities

The Company recorded net loss for 2003 of $1.9 million ($.05 per share), compared with $440,205 in 2002 ($0.04 per share).  Net losses were affected by higher legal and accounting charges; office and administration, and interest expense, partly offset by higher interest income earned on cash balances and a gain on foreign exchange. Increased costs relate, in part, to the acquisition of National in February 2003.

Increased costs reflect the merger of operations of the Company and National in February 2003, and the availability of additional funds for corporate purposes following the private placement issue in August, 2003. Administration costs increased from $42,254 in 2002 to $242,081 in 2003 (2001 - $29,759) due to the addition of executive staff upon completion of the merger with National. The Company also incurred higher accounting and legal costs, increasing on a combined basis to $381,249 from $196,840 in 2002 to comply with increased regulatory requirements. The Company continued with the SEC registration processes formerly undertaken by National, with the expectation of obtaining a U.S. exchange listing in the future. Travel and accommodation increased from $13,105 to $86,892 due to increased travel to Mexico as the exploration activities increased during the year, and travel relating to investor presentations as a consequence of the merger. Shareholder communications costs also increased from $26,667 to $49,333 as a consequence of merger-related interest from investors.

Non-cash compensation expenses of $403,989 (2002 - $nil) recorded as a consequence of the Company adopting a new accounting policy in 2002 relating to stock-based compensation. An additional amount of $303,694 was recorded as an expenditure on Unproven Properties, as that grant of options was to exploration personnel whose compensations are capitalized to the relevant mineral project.  Accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the term of the options, with a corresponding credit to its contributed surplus account. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. In valuing options, management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (see Note 9 to the Financial Statements). While management has used its best efforts to assess these future values, the determined fair value of options is highly subjective and meaningful only if the valuation input factors are realized.

Interest expense of $362,180, net of interest income of $24,645, (net $337,535) reflected charges on a CDN$5.7 million Note issued in January2003, while in the comparable prior years, the Company earned interest income of $4,163 in 2002 and $13,734 in 2001 on cash balances.

Summary of Quarterly Results

Net loss by quarter
	Qu1	Qu2	Qu3	Qu4	Total
	$	$	$	$	$
2003	116,342	316,255	520,575	980,701	1,933,873
Per share	0.01	0.01	0.01	0.02	0.05
2002	72,383	81,985	65,086	220,751	440,205
Per share	0.01	0.01	0.00	0.02	0.04

MDA - 2

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors. Year over year increased costs are generally attributed to the merging of Alamos Minerals Ltd and National Gold Corporation in February 2003 and increase in funding for corporate purposes. As Alamos accounted for the merger as an acquisition of National, National’s comparative accounts are not reflected in these financial statements. However, for reference purposes, National had recorded a loss of CDN $3.0 million in 2002.

Variances by quarter reflect overall corporate activity and are also caused by factors which are not recurring each quarter. Non-cash compensation in the amount of $403,989, reflecting the value of the grant of stock options to certain personnel, was recorded in the fourth quarter of 2003. The Company expects to record approximately $300,000 in quarterly corporate operating costs in 2004, exclusive of interest expense and foreign exchange adjustments.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and a Note payable, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at their fair market value in United States dollars. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the United States dollar. In 2003, the Company recorded a loss of $158,031, while in 2002 a gain of $15,496 was recorded. The loss was mainly attributed to a translation loss on the H. Morgan loan, denominated in Canadian dollars, as the Canadian dollar strengthened 20% during the year against the United States dollar. The loss on the loan was partially offset by a gain on the Company’s cash holdings in Canadian dollars. The Company minimizes its foreign exchange risk by maintaining low account balances in Canadian dollars and Mexican pesos, to the extent possible. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant expenditures in developing a mine at Salamandra will be denominated in pesos. Once mine development costs are known and purchase commitments made, the Company may acquire pesos directly or through derivative positions, to lock-in these costs in United States funds, if it believes it prudent to do so.

The Company has placed its cash and cash equivalents in liquid bank deposits which provide a variable rate of interest.

Investment in Mineral Exploration and Development

Net expenditures on mineral properties increased during the year to $13.5 million from $3.5 million in 2002. The increased activity reflects the Company’s acquisition of the Salamandra project in the amount of $10.7 million pursuant to the acquisition of  National. The Salamandra project is an advanced-stage exploration project in northern Mexico. During 2003, the Company conducted extensive sampling and drilling on the main zone and adjacent structures in order to determine the size and grade of the deposit. Expenditures on field work and supplies increased from $415,963 to $846,334, due to increased drilling and site work.  As well, geological work, including consulting geologists fees, increased to $666,342 from $178,333, which includes a $303,694 charge for stock-based compensation, due to additional work leading to an interim resource model for a feasibility study. An updated resource model was provided by the Company in January, 2004. A feasibility study was commissioned to assess the economic potential of Salamandra, at a cost to date of $254,989. The feasibility study will determine what portion of this resource can be economically mined.  The Company also incurred property taxes and surface rights payments in the amount of $471,920 in 2003, the first year it held title to the property following the merger with National.

Work on the Salamandra feasibility study is expected to be completed in the first half of 2004. Future development of the Salamandra deposit may be dependent upon obtaining adequate financing. The Company completed in April, 2004 a CDN$30 million private placement equity to fund ongoing development at Salamandra. With the required mining permits already in hand, the Company expects to direct its efforts toward equipment and material procurement, project management and construction. The feasibility study contemplates a standard open pit heap leach mining project.

Management has conducted an extensive review of its mineral property accounts. Its La Fortuna project, is currently carried at $1 million, and the Company has determined that the carrying value is appropriate based on its assessment of realizable value.

MDA - 3

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation of its financial statements is to increase the net loss and deficit for 2003, 2002 and 2001 by the amounts of the exploration expenditures capitalized less write-offs under Canadian GAAP, in each of those years. For the purposes of US GAAP, these expenditures have been charged to the Statement of Loss and Deficit in the period incurred (see Note 15 to the Financial Statements).

Capital Resources and Liquidity

The Company’s financial condition improved significantly in 2003. As at December 31, 2003, the Company had working capital of $6.3 million (after taking into account the current portion of a Note payable), an increase from a working capital deficiency of $0.9 million on December 31, 2002. The most significant component of the change in working capital was the increase in cash and short-term investments by $8.5 million over 2002, exclusive of restricted cash in the amount of $0.7 million relating to letters of credit (Note 13(b)).  Payables increased from $123,393 in 2002 to $536,069 in 2003 in response to increased exploration activities.

The increase in cash and short-term investments resulted primarily from funds received from a brokered placement of 8.5 million units at a price of CDN$1.45 per unit for gross proceeds of $8,150,000. Each unit consists of one common share in the capital of the Company and one-half of a transferable share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional share of the Company at a price of CDN$1.75 for a one-year period following closing. The shares, warrants and any shares issuable on exercise of the warrants are subject to a hold period expiring December 22, 2003. In addition, the Company received $4.6 million upon the exercise of 7,269,895 share purchase warrants. In 2003, prior to the merger, Alamos Minerals had received $1.1 million from the exercise of 7,078,617 share purchase warrants. Almost $1 million was raised in 2003 from the exercise of 1,075,383 share purchase options (2002 – nil).

The Company completed a debt financing with H. Morgan & Company, whereby a Note for a total of CDN$5.7 million was issued to the Company for a term of 61 months, subject to prepayment terms. These funds were used to prepay the outstanding debentures issued by National pursuant to the Asset Purchase Agreement on Salamandra. Prepayment of the debentures reduced the amount due under the debentures (CDN$7.5 million) by CDN$1.9 million. Interest is payable on the Note at 12% per annum.  During the quarter ended September 30, 2003, the Company repaid 50% of the Note and is entitled to prepay any amount up to the total amount of the principal of the Note after January 30, 2005.

The Company is adequately funded to carry out further development work at Salamandra in anticipation of a positive result from its feasibility study. Current work plans are incorporated into a $3 million budget for additional exploration in and around Salamandra. The Company has committed to acquiring a crushing and conveying unit for Salamandra for $1 million. It is currently reviewing opportunities to acquire refurbished haulers, loaders and related mining equipment, as well as a previously owned gold recovery plant. With the price of gold near a 15-year high, and continued interest from new investors and lending institutions, the Company believes it is well-positioned to secure the remaining capital required to undertake construction of the Salamandra project. The Company will seek to secure debt financing for part of the Salamandra construction costs, if it can be obtained at reasonable cost and terms.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

MDA - 4

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 9(d) to the Financial Statements. This calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events: 1) estimate the average future hold period of issued stock options before exercise, expiry or cancellation; 2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); 3) and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value which the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP and applicable guidelines. The policy is consistent with other junior exploration companies which have not established mineral reserves objectively. An alternative acceptable policy could be to expense such costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or expense such costs until a mineral reserve has been established (which is the procedure prescribed by the Securities and Exchange Commission in the United States). Management is of the view that its current policy is appropriate for the Company at this time. The Company assesses whether an impairment exists in any of its exploration projects, and writes down that project to its estimated recoverable amount when such impairment is found to exist. A write-down of a project does not necessarily mean the project is or will be abandoned or sold, or that the project has no further merit, but could result from the Company’s decision not to advance the project at that time, due to poor initial results or lack of funds. No writedowns were recorded during 2003.

Changes in Accounting Policy

The Company adopted in 2003 the transitional provisions of Canadian Institute of Chartered Accountants’ Handbook Section 3870 on stock-based compensation on a prospective basis. The Company accounts for the derived value of stock-based compensation to all employees and consultants.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, except for commitments described in the attached table.

Commitments Table (by period) ($)

Year:	2004	2005-7	2008+
Land lease payments (1)	52,000	155,000	52,000 pa
Water rights	310,000
Land tax	225,000	675,000	225,000 pa
Legal services	300,000
Equipment purchases (2)	1,000,000

(1)

Based on current land use requirements

(2)

The Company is seeking additional equipment and will make purchase commitments in line with the requirements of a feasibility study expected to be concluded in the first half of 2004. It is not known at this time what the total future capital costs will be.

Related Party Transactions

Details of related party transactions, including the purpose and recorded amounts of the transactions are identified in Note 6 to the Financial Statements.

MDA - 5

Management Changes

Certain management and board changes occurred in the fourth quarter of the year, with the resignation of two board members, and the appointment of one additional director to fill a vacancy. A Vice-president of operations resigned and a replacement was appointed. The changes were as a result of differences with respect to the future development plans for the Mulatos deposit.

Outstanding Share Data

The Company has one class of common shares: as at April 20, 2004, there were 61,721,439 common shares outstanding.

The Company has a stock option plan: as at April 20, 2004, there were 2,150,760 stock options outstanding, all of which have vested.

The Company has outstanding as at April 20, 2004 9,858,845 share purchase warrants.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company's financial success is subject to general market conditions which affect mining and exploration companies. The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the company has no control, although it may choose to hedge some of its future production. The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar and Mexican peso. The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases. The Company’s ability to lock in gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is appropriate. The Company also competes with other mining companies which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. Consequently, its actual mineral resources may differ from that outlined in a feasibility study in both tonnage and grade from that predicted from sampling, drilling and statistical procedures used to estimate ore tonnage, grade and waste. While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed. Should the Company elect to place the Salamandra deposit into production, it is exposed to potential for cost overruns from those predicted in a feasibility study due to adverse prices of commodities or labour due to shortages or inflation, or that processes may take longer than budgeted. Future operating profit from a mining operation may not be as predicted in a feasibility study due to variances in tonnage and grade of ore, unanticipated operating costs due to unavailability of materials or labour, inflation, mining conditions relating to rock mechanics and environmental conditions.

MDA - 6